Tengion, Inc.

2900 Potshop Lane, Suite 100

East Norriton, PA 19403

VIA EDGAR AND OVERNIGHT COURIER

April 9, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Jeffrey Riedler

Re:	Tengion, Inc.
Form S-1 Registration Statement
File No. 333-164011

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Tengion, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Friday, April 9, 2010, at 11:30 a.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Martin Glass at (212) 813-8891. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Martin Glass, by facsimile to (212) 355-3333.

In connection with the foregoing, the Company hereby acknowledges the following:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Martin Glass of Goodwin Procter LLP at (212) 813-8891.

Sincerely,

TENGION, INC.

/s/ Steven Nichtberger
Steven Nichtberger, MD
President and Chief Executive Officer

cc:	Joseph W. La Barge, Esq. (Tengion, Inc.)
Kevin T. Collins, Esq. (Goodwin Procter LLP)
Martin C. Glass, Esq. (Goodwin Procter LLP)
Jason M. Casella, Esq. (Goodwin Procter LLP)
David W. Pollak, Esq. (Morgan, Lewis & Bockius LLP)
David C. Schwartz, Esq. (Morgan, Lewis & Bockius LLP)

VIA EDGAR AND OVERNIGHT COURIER

April 9, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Jeffrey Riedler

Re:	Tengion, Inc.

Form S-1 Registration Statement

File No. 333-164011

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Tengion, Inc. in requesting that the effective date of the above-referenced registration statement be accelerated to Friday, April 9, 2010, at 11:30 a.m., Eastern time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from March 22, 2010 through the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated March 17, 2010:

0 to 0 prospective underwriters;

850 to 850 institutional investors;

0 to 0 prospective dealers; and

0 to others.

This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, PIPER JAFFRAY & CO. LEERINK SWANN LLC By: PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Authorized Officer
By: LEERINK SWANN LLC

By:	/s/ Joseph R. Gentile
Authorized Officer

as representative of the several underwriters

cc:	Joseph W. La Barge, Esq. (Tengion, Inc.)

Kevin T. Collins, Esq. (Goodwin Procter LLP)

Martin C. Glass, Esq. (Goodwin Procter LLP)

Jason M. Casella, Esq. (Goodwin Procter LLP)

David W. Pollak, Esq. (Morgan, Lewis & Bockius LLP)

David C. Schwartz, Esq. (Morgan, Lewis & Bockius LLP)

Signature Page to Acceleration Request Letter